Steven M. Skolnick Partner 1251 Avenue of the Americas New York, NY 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com
September 27, 2017
Kevin J. Kuhar
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roka Bioscience, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 20, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 18, 2017
File No. 001-36538
Dear Mr. Kuhar:
On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated September 25, 2017 (the “Comment Letter”), from Kevin Kuhar, Accounting Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, filed on March 20, 2017 (the “10-K”), and the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2017, filed on August 18, 2017 (the “10-Q”).
For ease of reference, set forth below in bold are the comments of the Staff with respect to the 10-K and the 10-Q, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the 10-K and the 10-Q unless defined herein.
The Company has authorized us to respond to the Comment Letter as follows:
Form 10-Q for the Quarterly Period Ended June 30, 2017
Exhibit 31.1 and 31.2

1.
We note that your officer certifications do not include the reference to internal control over financial reporting in the introduction to paragraph 4 and omitted paragraph 4(b). Please refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K and amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2017.

Response: We acknowledge the Staff’s comment and we have filed abbreviated amendments to our Form 10-Q for the Quarterly Period Ended June 30, 2017 and for the Quarterly Period Ended March 31, 2017, which include corrected Exhibit 31.1 and 31.2 officer certifications.
If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.
Very truly yours,
/s/ Steven M. Skolnick
Steven M. Skolnick